Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	(Dollars in thousands)

Earnings before fixed charges:

Income before income taxes	$13,907	$78,016	$64,080	$117,720

Interest and other debt expense(1)	54,732	16,446	70,322	30,385

Interest portion of rental expense	127	214	274	370

Earnings before fixed charges	$68,766	$94,676	$134,676	$148,475

Fixed charges:

Interest and other debt expense(1)	$54,732	$16,446	$70,322	$30,385

Interest portion of rental expense	127	214	274	370

Capitalized interest	62	173	129	360

Total fixed charges	$54,921	$16,833	$70,725	$31,115

Ratio of earnings to fixed charges	1.25	5.62	1.90	4.77
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(1)	Includes a loss on early extinguishment of debt of $38.7 million for the three and six months ended June 30, 2012.